UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934



                             MOTORVAC TECHNOLOGIES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                        Common
          _________________________________________________________________
                            (Title of Class of Securities


                                     620105 10 6
                             ____________________________
                                    (CUSIP Number)



                                    APRIL 5, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [   ]     Rule 13d-1(b)
               [ X ]     Rule 13d-1(c)
               [   ]     Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13G

          CUSIP NO.  620105 10 6

          1.   Name of Reporting Person:
               SS or IRS Identification No. of above person

               Stephen A. Springer

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)___

          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.

          NUMBER OF SHARES    5.   SOLE VOTING POWER
          BENEFICIALLY OWNED       230,630
          BY EACH REPORTING
          PERSON WITH:        6.   SHARED VOTING POWER
                                   8,400

                              7.   SOLE DISPOSITIVE POWER
                                   230,630

                              8.   SHARED DISPOSITIVE POWER
                                   39,900

          9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               270,530

          10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                              ____

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
               6.1%

          12.  TYPE OF REPORTING PERSON:*
               IN, IA


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1(a) Name of Issuer:

                    MOTORVAC TECHNOLOGIES, INC.

          ITEM 1(b) Address of Issuer's Principal Executive Offices:

                    1431 S. Village Way
                    Santa Ana, CA  92705

          ITEM 2(a) Name of Person Filing:

                    Stephen A. Springer

          ITEM 2(b) Address of Principal Business Office or, if none,
                    Residence:

                    345 E. 57th Street
                    New York City, NY  10022

          ITEM 2(c) Citizenship:

                    USA

          ITEM 2(d) Title of Class of Securities:

                    Common

          ITEM 2(e) CUSIP Number:

                    620105 10 6

          ITEM 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. (80a-8).

                    (e) [ ]   An investment advisor in accordance with
                              Section 240.13d-1(b)(1)(ii)(E).

                    (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-
                              1(b)(1)(ii)(F).

                    (g) [ ] A parent holding company or control person in accordance with Section 240.13d-
                              1(b)(1)(ii)(G).

                    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(914) of the Investment Company
                              Act of 1940 (15 U.S.C. 80a-3).

                    (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          ITEM 4    Ownership.

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    (a)  Amount beneficially owned:
                         270,530

                    (b)  Percent of Class:
                         6.1%

                    (c)  Number of shares as to which the person has:

                         (i)  Sole power to vote or to direct the vote:
                              230,630

                         (ii) Shared power to vote or to direct the vote:
                              8,400

                        (iii) Sole power to dispose or to direct the
                              disposition of:
                              230,630

                         (iv) Shared power to dispose or to direct the
                              disposition of:

                              39,900


          ITEM 5    Ownership of Five Percent or Less of a Class

                    Not applicable.

          ITEM 6    Ownership of More than Five Percent on Behalf of
                    Another Person

                    Not applicable.

          ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

          ITEM 8    Identification and Classification of Members of the
                    Group

                    Not applicable.

          ITEM 9    Notice of Dissolution of Group

                    Not applicable.

          ITEM 10   Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 28th day of May, 1999.

          s/Stephen A. Springer
            Stephen A. Springer